UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RADIAN GROUP INC.
1601 Market Street
Philadelphia, PA 19103

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN

*
All other schedules required by Section 2520-103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Radian Group Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Radian Group Inc. Savings Incentive Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2016 and of delinquent participant contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of Radian Group Inc. Savings Incentive Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Chicago, IL
June 26, 2017

Radian Group Inc. Savings Incentive Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	December 31,
	2016	2015
Assets
Investments (at fair value)	$178,978,044	$136,762,962
Receivables:
Employer contributions receivable	1,033,445	1,014,531
Notes receivable from participants	1,937,856	1,609,952
Total receivables	2,971,301	2,624,483
Net assets available for benefits	$181,949,345	$139,387,445
The accompanying notes are an integral part of these statements.

Radian Group Inc. Savings Incentive Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Year Ended December 31, 2016
Investment Income:
Net appreciation (depreciation) in fair value of investments	$11,203,746
Dividend income	4,068,744
Interest income	309,922
Net investment income	15,582,412
Interest income on notes receivable from participants	82,779
Contributions:
Participants	8,577,838
Employer	4,627,085
Rollover	933,301
Total contributions	14,138,224
Total additions	29,803,415
Deductions:
Benefits paid to participants	10,810,194
Administrative expenses	128,463
Total deductions	10,938,657
Increase (decrease) in net assets available for benefits before transfer	18,864,758
Transfer from merged Clayton Plan (Note A)	23,697,142
Net increase (decrease) in net assets available for benefits after transfer	42,561,900
Net assets available for benefits, beginning of year	139,387,445
Net assets available for benefits, end of year	$181,949,345

The accompanying notes are an integral part of this statement.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
A. Plan Description
The following description of the Radian Group Inc. Savings Incentive Plan (the “Radian Plan”) provides only general information. Participants should refer to the Radian Plan documents for a complete description of the Radian Plan’s provisions.
General
The Radian Plan is a defined contribution plan designed to allow eligible employees of Radian Group Inc. (“Radian Group” or the “Company”) and its participating subsidiaries (collectively with Radian Group, the “Company”) to save for their retirement. Each eligible employee may participate in the Radian Plan as of his or her date of hire. As defined in the Radian Plan, generally eligible employees are individuals employed by the Company or a participating subsidiary who are not classified as independent contractors, subject to certain other conditions set forth in the Plan. The Radian Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
On June 30, 2014, Radian Group acquired all of the outstanding equity interests of Clayton Holdings LLC (“Clayton”). Employees of Clayton were not eligible to participate in the Radian Plan prior to January 1, 2016. Prior to January 1, 2016, Clayton had its own 401(k) Plan (the “Clayton Plan”) for its eligible employees (as defined in the Clayton Plan). Effective January 1, 2016, the assets of the Clayton Plan were merged into the Radian Plan. All Clayton Plan assets, totaling approximately $23.7 million, were transferred into the Radian Plan effective as of that date. The following changes to the Radian Plan were also effective on that date: (i) the Radian Plan’s employer matching contribution was decreased from 6.0% of a participant’s annual eligible compensation to 4.5%; (ii) a participant who does not elect to discontinue or change his or her contribution rate will have the contribution rate automatically increased by one percent each year until the contribution reaches 10%; and (iii) participants may make changes in their contribution election in one-half percentage increments.
Contributions
Eligible employees may elect to contribute to the Radian Plan on a pretax and/or Roth (after-tax) basis up to 100% of their eligible compensation, subject to limits set pursuant to the Radian Plan (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986 (the “Code”)). The limits under the Radian Plan were $18,000 for both 2016 and 2015. Participants who attain age 50 or older before the close of the Radian Plan year (December 31) are also entitled to make catch-up contributions in accordance with, and subject to the limitations of, the Code. The maximum catch-up contribution under the Code was $6,000 for both 2016 and 2015. Participants may also roll over amounts into the Radian Plan, representing distributions from other eligible retirement plans.
Effective as of their date of hire, eligible employees are automatically enrolled in the Radian Plan (subject to their right to elect not to participate or to participate at a different contribution level) at a beginning participant contribution rate of 3% of eligible compensation. If a participant is automatically enrolled in the Radian Plan and does not elect to discontinue or change such participant’s contribution rate, such participant’s contribution rate will be automatically increased by one percent each year until the contribution rate reaches 10%.
The Company makes a “matching contribution” with respect to 100% of the salary reduction contributions of each participant up to 4.5% of eligible compensation. Matching contributions are contributed (subject to the discretion of the Radian Plan administrator) in cash in accordance with the participants’ current investment elections, except to the extent that a participant has elected to invest all or a portion of his or her matching contribution in the Radian Group Inc. Common Stock Fund (the “Radian Common Stock Fund”), in which case the contributions are made in the Company’s common stock.
The Company may make discretionary contributions to the Radian Plan in amounts determined annually by the Company’s Board of Directors (the “Board”). Any such contribution may be made in a fixed dollar amount or may be made as a percentage of the Company’s net profits, percentage of a participant’s eligible compensation, or any other method determined by the Board. Discretionary contributions are allocated pro rata among the participant’s investment elections at the time the discretionary contribution is made. The Company did not make any discretionary contributions for the year ended December 31, 2016.
As reported on Schedule H, line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2016, certain contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Radian Plan and the Company for the year ended December 31, 2016.

Participant Accounts
The Vanguard Group (“TVG”), the record keeper for the Radian Plan, maintains an account in the name of each participant that is comprised of the sum of: (i) such participant’s contributions; (ii) Company matching, discretionary and transition credit contributions; (iii) rollover contributions; (iv) share of the net earnings, losses and expenses of the various investment funds; less (v) any loans and withdrawals. Allocations are based on participant earnings, account balances, or specific participant transactions. Each participant is entitled to the vested benefit of his or her account.
Vesting
Participants are at all times fully vested in: (i) amounts they contribute to the Radian Plan; (ii) amounts received as transition credits, including any earnings on such amounts; (iii) rollover amounts; and (iv) matching contributions.
Discretionary contributions to participants vest upon the completion of three years of eligible service with the Company. Participants also have a 100% non-forfeitable interest in their discretionary contribution amounts upon attainment of normal retirement (age 65), total disability, or death prior to termination of service.
Forfeited Accounts
Participants forfeit any discretionary contributions made to them, and any earnings thereon, that are unvested at the time of their termination of service. See Vesting above for information regarding the vesting of discretionary contributions. Forfeitures are used to reduce employer contributions. As of December 31, 2016 and 2015, the remaining forfeiture account balance was $19,584 and $10,285, respectively. The December 31, 2016 forfeiture balance includes $55,852 that was forfeited in 2016, including $27,332 from the merged Clayton Plan, and also reflects a reduction of $51,627, which represents the amount that was utilized in 2016 to fund a portion of the employer match for 2016.
Trustee
Vanguard Fiduciary Trust Company (“Vanguard”) serves as trustee (the “Trustee”) for the Radian Plan.
Investment Options
All investments in the Radian Plan are participant directed. Employee and employer contributions are allocated pro rata among the investment elections (including the Radian Common Stock Fund) that have been selected by the participant at the time the contribution is made. If a participant does not select an investment election, the employee and/or employer contribution will be made to the default fund, which is a Target Retirement Fund based on the participant’s anticipated retirement date. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. Participants may change their contribution rate and investment selection for future contributions on any business day. Changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of their existing account balances among funds in the Radian Plan at any time. Participants are permitted to make transfers out of the Radian Common Stock Fund and into any other investment option available under the Radian Plan at any time, subject to compliance with the Company’s Insider Trading Policy.
Generally, under ordinary market conditions, the collective trust provides daily market liquidity to Radian Plan participants and the Radian Plan. The Radian Plan invests in a collective trust, in which participant transactions (issuances and redemptions) may occur daily. Were the Radian Plan to initiate a full redemption of this collective trust, Vanguard reserves the right to temporarily delay, for up to 12 months, withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Payment of Benefits and Withdrawals
On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.
Participants are permitted to make two hardship withdrawals and one non-hardship withdrawal in any Radian Plan year or 12-month period. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account. Withdrawals for financial hardship are permitted if they are necessary to satisfy an immediate financial need. A participant must exhaust the possibility of all other withdrawals under the Radian Plan and under all other retirement plans maintained by the Company, including non-taxable loans, before being eligible for a hardship withdrawal. Participants’ deferral contributions must be suspended for a period of six months following a hardship withdrawal.

Participants may also elect in-service withdrawals after reaching age 59-1/2. Rollover account balances may be withdrawn at any time. Minimum required distributions for participants who have reached age 70-1/2 also apply in accordance with Internal Revenue Service (“IRS”) regulations.
Notes Receivable from Participants
Eligible participants may borrow from the vested portion of their account balances a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance during the 12-month period before the new loan is made over the outstanding loan balance on the date of the new loan), or 50% of their vested account balance. The maximum loan period is five years, subject to a limited exception for the purchase of a primary residence where the loan period can be up to 25 years. A participant may have only one loan outstanding at any one time. Loans bear interest at the prime rate at the time the loan is originated plus 1%. The rates on existing loans currently range from 3.25% to 4.75%, and loan payments are paid through payroll deductions. Participant loan repayments will be suspended for a participant’s bona fide leave of absence for a period equal to the leave of absence or 12 months, whichever is less. Outstanding loans are due and payable upon termination of service with the Company. The Radian Plan administrator may assess reasonable fees for participant loan origination and annual loan maintenance, with such fees to be specified in flat dollar amounts and which do not vary based on the amount of the loan.

B. Significant Accounting Policies
Basis of Presentation and Use of Estimates
The financial statements of the Radian Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ significantly from those estimates.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update regarding disclosures for investments in certain entities that calculate net asset value (“NAV”) per share. The amendments in this update removed certain disclosure requirements regarding investments for which fair value is measured using the NAV per share practical expedient. This update was effective for fiscal years beginning after December 15, 2015, with early adoption permitted for financial statements that had not been previously issued. The Radian Plan elected to early adopt the provisions of this update as of December 31, 2015.
In July 2015, the FASB issued a three-part accounting standard update to reduce the complexity in employee benefit plan financial reporting and disclosure requirements. Part I establishes contract value as the only required measure for fully benefit-responsive investment contracts (“FBRICs”), Part II pertains to plan investment disclosures and Part III provides a measurement date practical expedient. The update was effective for fiscal years beginning after December 15, 2015, with early adoption permitted for financial statements that had not been previously issued. The Radian Plan elected to early adopt the provisions of this update as of December 31, 2015.
Investment Valuation and Income Recognition
Participants in the Radian Plan can invest in a variety of funds, including registered investment company funds, a collective trust, and the Radian Common Stock Fund.
The Radian Plan’s investments are stated at fair value. The Company defines fair value as the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Radian Plan’s Retirement Plans Committee (defined below) determines the Radian Plan’s valuation policies utilizing information provided by the investment advisors and Vanguard. See Note E for a discussion of fair value measurements.
Vanguard Retirement Savings Trust III is a stable value collective trust fund with investments in traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments. The Radian Plan uses NAV as the practical expedient to determine the fair value of its investments in Vanguard Retirement Savings Trust III.
Dividends are recorded on the ex-dividend date and interest income is recorded when earned. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) in fair value of investments includes the Radian Plan’s gains and losses on investments bought and sold, as well as those held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.
If a participant ceases to make loan repayments and the Radian Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Therefore, no allowance for credit losses has been reported as of December 31, 2016 or 2015.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Radian Plan are paid directly by the Company and are excluded from these financial statements. See Note C. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

C. Administration/Termination of the Plan
The Radian Plan administrator is a committee (the “Retirement Plans Committee”) comprised of members of management that are appointed by the Board. The Radian Plan administrator has fiduciary responsibility for the general operation of the Radian Plan. The Company’s Human Resources group is responsible for the administrative duties of the Radian Plan. TVG assists the Company in fulfilling some of the administrative functions of the Radian Plan. The Company does not receive compensation from the Radian Plan for services provided. A portion of the costs of the Radian Plan are deducted from participants’ accounts, including recordkeeping, trustee services and customer service support and are included in administrative expenses. Additional administrative and operational costs of the Radian Plan for the year ended December 31, 2016 were paid by the Company.
Although the Company has not expressed any intention to do so, the Company reserves the right to terminate the Radian Plan at any time. In the event the Radian Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Radian Plan would be allocated as required by the Radian Plan and in accordance with ERISA.

D. Tax Status
The IRS has determined and informed the Company by letter dated November 7, 2012, that the Radian Plan and related trust is designed in accordance with applicable sections of the Code. The Company has since amended the Radian Plan and effective January 1, 2016, the Radian Plan was amended and restated by adopting a non-standardized prototype plan. The underlying non-standardized prototype plan has received an opinion letter from the IRS dated May 28, 2014 stating that the form of the plan is qualified under Section 401(a) of the Code and therefore, the related trust is tax-exempt. The Company believes the Radian Plan is being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the financial statements.
GAAP requires Radian Plan management to evaluate tax positions taken by the Radian Plan and recognize a tax liability (or asset) if the Radian Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Radian Plan management has analyzed the tax positions taken by the Radian Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Radian Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

E. Fair Value Measurements
GAAP has established a three-level valuation hierarchy for disclosure of fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level I	— Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level II	— Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities; and

Level III
—    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Level III inputs are used to measure fair value only to the extent that observable inputs are not available.

The level of market activity used to determine the fair value hierarchy is based on the availability of observable inputs market participants would use to price an asset or a liability, including market value price observations. For markets in which inputs are not observable or limited, we use significant judgment and assumptions that a typical market participant would use to evaluate the market price of an asset or liability. Given the level of judgment necessary, another market participant may derive a materially different estimate of fair value. These assets and liabilities are classified in Level III of our fair value hierarchy.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one valuation hierarchy level to another. In such instances, the transfer is reported as of the beginning of the reporting period.
For the years ended December 31, 2016 and 2015, there were no transfers between levels.
The following are descriptions of our valuation methodologies for assets measured at fair value:
Registered Investment Company Funds—Shares of mutual funds are valued at quoted market prices based on the NAV of shares held by the Radian Plan on the last day of the Radian Plan year (Level I).
Common Stock Fund—The underlying investments of the Radian Common Stock Fund primarily consist of Radian Group common stock and a money market account. The Radian Group common stock is valued on the last business day of the Radian Plan year at the closing price reported on the active market on which the securities are traded. The money market account is valued based on the closing price as reported by the fund (Level I).
Collective Trust—The collective trust, with underlying investments in indexed funds or investment contracts, is valued based on the NAV of units held by the Radian Plan at year end, which is based on the fair market value of the underlying investments. Vanguard Retirement Savings Trust III is a stable value collective trust fund that invests in FBRICs that are measured at NAV, which reflects contract value for the FBRICs held by the fund. NAV represents the value at which participant transactions occur. This practical expedient of determining fair value by using NAV would not be used in circumstances or upon the occurrence of events that would cause the Vanguard Retirement Savings Trust III fund to sell the investments for an amount different from the reported NAV.
At December 31, 2016 and 2015, there were no Level II or III investments.

The following is a list of assets that are measured at fair value by hierarchy level as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level I	Total
Registered Investment Company Funds	$139,547,248	$139,547,248
Common Stock Fund	20,636,576	20,636,576
	$160,183,824	160,183,824
Investments measured at NAV (1):
Collective Trust Fund		18,794,220
Total investments at fair value		$178,978,044

	Assets at Fair Value as of December 31, 2015
	Level I	Total
Registered Investment Company Funds	$108,705,028	$108,705,028
Common Stock Fund	17,263,301	17,263,301
	$125,968,329	125,968,329
Investments measured at NAV (1):
Collective Trust Fund		10,794,633
Total investments at fair value		$136,762,962
____________________

(1)
Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2016 and 2015:

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible) *	Redemption Notice Period *
Vanguard Retirement Savings Trust III	$18,794,220	n/a	Daily	Daily

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible) *	Redemption Notice Period *
Vanguard Retirement Savings Trust III	$10,794,633	n/a	Daily	Daily
____________________

*	In the event of a full redemption, Vanguard reserves the right to temporarily delay, for up to 12 months, withdrawal from the trust.

F. Risks and Uncertainties
The Radian Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Market values of the Radian Plan’s investments may decline for a number of reasons, including among others, changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, and widening of credit spreads.

G. Exempt Party-in-Interest and Related Party Transactions
The Radian Plan permits investments in various investment funds managed by TVG. TVG is the record keeper of the Radian Plan and an affiliate of the Radian Plan’s Trustee. The Radian Plan also permits notes receivable from participants. These transactions qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.
In addition, the Radian Plan held 1,147,752 and 1,289,268 shares of Radian Group common stock at December 31, 2016 and 2015, respectively, within the Radian Common Stock Fund. The cost basis of the Radian Common Stock Fund was $10,274,126 and $11,785,904 as of December 31, 2016 and 2015, respectively. During the year ended December 31, 2016, the Plan recorded dividend income in the Radian Common Stock Fund of $12,912. Contributions into the Radian Common Stock Fund during the year ended December 31, 2016 totaled $351,179, including $121,176 in Company matching contributions. Transactions in the Radian Common Stock Fund qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.
The Company also provides certain accounting, record-keeping and additional services to the Radian Plan for which it receives no compensation.

H. Plan Amendment

Effective January 1, 2016, the Radian Plan was amended and restated by adopting a non-standardized prototype plan. See Note D.

I. Subsequent Events
We have evaluated all events subsequent to December 31, 2016 up through the date of the filing of this report and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

******

Radian Group Inc. Savings Incentive Plan
Supplemental Schedule
Form 5500, Schedule H, Part IV Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2016
EIN: 23-2691170
Plan # 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Vanguard Retirement Savings Trust III	Collective Trust	**	$18,794,220
*	TVG Morgan Grwth Adm	Registered Investment Company	**	16,453,807
*	TVG Inst Index Fund	Registered Investment Company	**	14,963,659
*	TVG Wellington Adm	Registered Investment Company	**	13,644,586
*	Inst Target Ret 2035 Fund	Registered Investment Company	**	10,677,188
*	Inst Target Ret 2025 Fund	Registered Investment Company	**	10,121,414
*	TVG Total Bond Idx Inst	Registered Investment Company	**	6,706,972
*	Inst Target Ret 2045 Fund	Registered Investment Company	**	6,322,890
*	TVG Mid-Cap Growth Fund	Registered Investment Company	**	6,098,559
*	TVG Md-Cap Index Fund Ins	Registered Investment Company	**	6,037,226
*	TVG Windsor II Fund Adm	Registered Investment Company	**	5,636,875
*	Inst Target Ret 2030 Fund	Registered Investment Company	**	5,280,730
*	Small-Cap Index Fund Adm	Registered Investment Company	**	4,509,344
*	Inst Target Ret 2015 Fund	Registered Investment Company	**	4,481,895
*	Inst Target Ret 2040 Fund	Registered Investment Company	**	4,363,980
*	Inst Target Ret 2020 Fund	Registered Investment Company	**	4,065,287
*	TVG Selected Value	Registered Investment Company	**	3,106,474
*	Tot Intl Stock Ix Admiral	Registered Investment Company	**	2,805,239
*	Inst Target Ret 2050 Fund	Registered Investment Company	**	1,375,616
*	Target Ret Income Fund	Registered Investment Company	**	736,533
*	Inst Target Ret 2055 Fund	Registered Investment Company	**	358,552
*	Inst Target Ret 2010 Fund	Registered Investment Company	**	212,729
*	Inst Target Ret 2060 Fund	Registered Investment Company	**	82,755
*	Radian Group Inc.	Radian Group Inc. Common Stock	**	20,588,193
*	Vanguard	Money Market Fund	**	48,383	(1)
	Artisan International Int	Registered Investment Company	**	5,996,538
	Met West Total Ret Bond P	Registered Investment Company	**	3,896,193
	Munder Vrcty Sm Cp Val R6	Registered Investment Company	**	512,028
	Eagle Sm Cap Gro Fd Cl R6	Registered Investment Company	**	1,100,179
	Total Investments at fair value			$178,978,044
*	Notes receivable from participants	Interest rates from 3.25% to 4.75%, maturing between 2017 and 2041		$1,937,856
____________________

*	Indicates a party-in-interest to the Radian Plan.

**	Cost is not required to be disclosed for participant-directed investments.
(1) The Common Stock Fund, as listed under assets measured at fair value, includes the fair value of the Vanguard Money Market Fund. See Note E.

Radian Group Inc. Savings Incentive Plan
Supplemental Schedule
Form 5500, Schedule H, Part IV Line 4a: Schedule of Delinquent Participant Contributions
December 31, 2016
EIN: 23-2691170
Plan # 001

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51

Check Here if Late Participant Loan Repayments are Included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$984	$—	$984	$—	$—

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Date:	June 26, 2017	By:	/s/ Anita Scott
Anita Scott
Senior Vice President, Human Resources

Exhibit    Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP